AB K
3/29

08030819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-00422

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Securities (USA) LLC and Subsidiaries

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 6 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York — New York — 10010-3629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe — (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue — New York — New York — 10154
(ADDRESS) Number and Street — City — State — Zip Code

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/1

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul O'Keefe, being duly authorized and sworn, affirm that I am an officer of Credit Suisse Securities (USA) LLC and, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of the Company for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Chief Financial Officer

Subscribed and sworn to before me
This 20th day of March, 2008.

Narima Khan
Notary Public

NARIMA KHAN
Notary Public, State of New York
No. 01KH5039227
Qualified in Queens County
Commission Expires Feb. 13, ~~2007~~ 2011

Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of December 31, 2007
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5 (e) (3) under the
Securities Exchange Act of 1934)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly owned subsidiary of Credit Suisse (USA) Inc., as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statement, effective January 1, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities", and Statement of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48 ,"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109".

KPMG LLP

New York, New York,

March 20, 2008

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2007
(In millions)

ASSETS

Cash and cash equivalents	$	984
Collateralized short-term financings:		
Securities purchased under agreements to resell		71,800
Securities borrowed		103,162
Receivables:		
Customers		2,574
Brokers, dealers and others		9,527
Financial instruments owned (of which $55,971 was encumbered):		
U.S. government and agencies		38,917
Corporate debt		30,049
Equities		56,820
Derivatives contracts		3,925
Commercial paper		1,014
Other		2,577
Net deferred tax asset		309
Office facilities at cost (net of accumulated depreciation and amortization of $365)		333
Goodwill		513
Loans receivable from parent and affiliates		1,349
Other assets and deferred amounts (includes encumbered assets of $1,885)		2,584
Total assets	$	326,437

Note: A copy of the "Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) and CFTC Regulation 1.16" is currently available at the principal office of the SEC and the SEC regional office for the region in which the Company has its principal place of business.

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2007
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	8,147
Collateralized short-term financings:		
Securities sold under agreements to repurchase		125,532
Securities loaned		69,005
Payables:		
Customers		14,717
Brokers, dealers and others		9,730
Financial instruments sold not yet purchased:		
U.S. government and agencies		11,019
Corporate debt		3,873
Equities		24,776
Derivatives contracts		3,938
Other		1,176
Obligation to return securities received as collateral		25,923
Accounts payable and accrued expenses		2,940
Other liabilities		3,704
Subordinated and other long-term borrowings		10,953
Total liabilities		315,433
Member's Equity:		
Member's contributions		8,359
Accumulated earnings		2,748
Accumulated other comprehensive loss		(103)
Total member's equity		11,004
Total liabilities and member's equity	$	326,437

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2007

1. Organization and Description of Business

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group ("CSG").

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as, all Variable Interest Entities ("VIEs") that were consolidated in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). See Note 6 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads.

2. Summary of Significant Accounting Policies (Continued)

In connection with the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB statement No. 115" ("SFAS 159"), certain repurchase agreements and resale agreements that primarily represent matched-book activities were elected to be carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. For more information on the Company's adoption of SFAS 159 see Note 3. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41, "Offsetting of Amounts Relating to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

In connection with the Company's adoption of SFAS 159, securities borrowed and securities loaned transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits, accrued dividends and interest and amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers, other non-customer payables, and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Fair value of financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value. For more information on fair value including the Company's adoption of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") and SFAS 159 see Note 3.

2. Summary of Significant Accounting Policies (Continued)

Securitization. The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company accounts for the transfers of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company records a securitization as a sale when the accounting criteria for a sale are met. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 6 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. See Note 7 for more information.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Also included in intangible assets are mortgage servicing rights which are carried at fair value. See Note 8 for more information.

Consolidation of VIEs. In January 2003, the FASB issued FIN 46, which requires the Company to consolidate VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004. In April 2006, the FASB further modified FIN 46 through the issuance of FSP FIN 46(R)-6 which provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs. As of December 31, 2007, the Company consolidated VIEs under FIN 46 for which it is the primary beneficiary. See Note 6 for more information.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been

2. Summary of Significant Accounting Policies (Continued)

recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset which was settled through the intercompany accounts was included in other liabilities in the consolidated statement of financial condition. See Note 16 for more information.

Recently Adopted Accounting Standards

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not result in a material change to the Company's financial condition.

SFAS 157

In September 2006, the FASB issued SFAS No. 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 02-3") guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guides. SFAS 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities. The Company adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption the Company reported a decrease in opening accumulated earnings of less than $1 million. For more information see Note 3.

2. Summary of Significant Accounting Policies (Continued)

SFAS 159

In February 2007, the FASB issued SFAS 159. SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Company adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Company reported an after-tax decrease in opening accumulated earnings of $25 million. For more information see Note 3.

Standards to be Adopted in Future Periods

FSP FIN 39-1

In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. This FSP is required to be applied retrospectively for all statement of financial condition presented unless it is impracticable to do so. As part of the Company's implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Company will be adopting FSP FIN 39-1 on a prospective basis.

FSP FIN 46(R)-7

In May 2007, the FASB issued FSP No. FIN 46(R)-7, "Application of FASB Interpretation No. 46(R) to Investment Companies" (FSP FIN 46(R)-7). FSP FIN 46(R)-7 addresses the application of FIN 46(R), "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("FIN 46(R)"), by an entity that accounts for its investments in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide Investment Companies. The guidance in FSP FIN 46(R)-7 states that these investments are not subject to consolidation according to the requirements of FIN 46(R). FSP FIN 46(R)-7 follows the transition guidance of SOP 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" (SOP 07-1). In November 2007, the FASB issued the exposure draft, Proposed FSP No. SOP 07-1-a "Effective Date of AICPA Statement of Position 07-1". This exposure draft proposes to delay indefinitely the effective date of SOP 07-1. As FSP FIN 46(R)-7 follows the transition guidance of SOP 07-1, the Company will defer the adoption of FSP FIN 46(R)-7.

3. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain OTC derivative instruments, most collateralized debt obligations ("CDOs"), most mortgage-backed and asset-backed securities and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain CDO's, certain OTC derivatives, certain mortgage-backed and asset-backed securities. Valuation techniques for certain of these instruments are described more fully below.

Fair Value Hierarchy

Financial instruments recorded in the Company's consolidated statement of financial condition at fair value as of December 31, 2007 have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

The Company records net open positions at bid prices if long or asked prices if short unless the Company is a market maker in such positions in which case mid pricing is utilized. Fair value measurements

3. Fair Value of Assets and Liabilities (Continued)

are not adjusted for transaction costs.

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2007	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting[1]	Total at fair value
Assets			(in millions)		
Resale agreements and securities borrowed transactions	$ —	$ 106,985	$ —	$ —	106,985
Cash instruments	92,334	31,499	5,544	—	129,377
Derivatives	3,750	179	4	(8)	3,925
Other assets	—	1,997	18	—	2,015
Total assets at fair value	$ 96,084	$ 140,660	$ 5,566	$ (8)	$ 242,302
Liabilities					
Repurchase agreements and securities loaned transactions	$ —	$ 76,984	$ —	$ —	$ 76,984
Obligation to return securities received as collateral	25,923	—	—	—	25,923
Cash instruments	36,627	4,214	3	—	40,844
Derivatives	3,652	294	—	(8)	3,938
Long-term borrowings	—	753	—	—	753
Total liabilities at fair value	$ 66,202	82,245	$ 3	$ (8)	$ 148,442

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

3. Fair Value of Assets and Liabilities (Continued)

Qualitative Disclosures of Valuation Techniques

Trading assets and liabilities

Trading securities

The Company's trading securities consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities, residential mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares and convertible bonds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential mortgage-backed securities and other asset-backed securities are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives

Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs

3. Fair Value of Assets and Liabilities (Continued)

and liquidity are also considered as part of the valuation process.

For further information on the fair value of derivatives as of December 31, 2007 see note 7.

Fair Value Option

Upon adoption of SFAS 159 the Company elected fair value for certain of its statement of financial condition captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: the Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions held at January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes. For repurchase agreement and resale agreement transactions and securities borrowed and securities loaned are priced based on observable inputs and quoted prices.

Long-term borrowings: Long-term borrowings include long-term borrowings of CDOs and other VIEs that were consolidated under FIN 46. The Company did not elect the fair value option for such borrowings existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Company's consolidated statement of financial condition. The Company did elect fair value option for these types of transactions entered into after January 1, 2007.

The fair value of long-term borrowings of CDOs and other VIEs that were consolidated under FIN 46 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2007	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
Financial instruments		(in millions)	
Resale agreements and securities-borrowed transactions	$ 106,985	$ 106,660	$ 325
Repurchase agreements and securities-lending transactions	76,984	76,989	(5)
Long-term borrowings	753	1,638	(885)

4. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the

4. Related Party Transactions (Continued)

ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2007:

		(In millions)
ASSETS		
Securities purchased under agreements to resell	$	6,133
Securities borrowed		21,329
Receivables from customers		162
Receivables from brokers, dealers and others		1,151
Corporate debt		302
Derivatives contracts		52
Net deferred tax asset		309
Loans receivable from parent and affiliates		1,349
Total assets	$	30,787
LIABILITIES		
Short-term borrowings	$	8,097
Securities sold under agreements to repurchase		5,783
Securities loaned		55,150
Payables to customers		419
Payables to brokers, dealers and others		7,036
Corporate debt		113
Derivatives contracts		195
Obligation to return securities received as collateral		21,725
Taxes payable (included in Other liabilities)		55
Intercompany payables (included in Other liabilities)		554
Subordinated borrowings		10,200
Total liabilities	$	109,327

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted, as compensation, shares or other equity-based awards as compensation for services performed. CS Holdings purchases shares indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with

4. Related Party Transactions (Continued)

related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 11 for more information.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 16 for more information.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2007, consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ 537	$ —
Fails to deliver/Fails to receive	1,903	7,940
Omnibus receivables	1,246	—
Receivables from/Payables to clearing organizations	2,890	21
Accrued dividends and interest	1,433	1,021
Other non-customer receivables	563	—
Other	955	748
Total	$ 9,527	$ 9,730

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 6 for more information.

6. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2007:

6. Transfers of Financial Assets (Continued)

	December 31, 2007
	(In billions)
Fair value of the assets pledged and assigned as collateral by the Company	$ 103.3
of which was encumbered	56.0
Fair value of the collateral received by the Company with the right to sell or repledge	260.1
of which was sold or repledged	250.9

Securitization Activities

The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities.

The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Company's exposure in its securitization activities is limited to its retained interests. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using market quotes where available or the present value of estimated future cash flows valuation techniques that incorporate assumptions that marketplace participants customarily use in their estimates of values. As of December 31, 2007, the fair value of the interests retained by the Company was $610 million.

As of December 31, 2007, the Company recorded $1.9 billion in VIEs that were consolidated under FSP FIN 46(R)-6 related to securitization transactions that did not qualify for sale accounting treatment under SFAS 140 in other assets and deferred amounts and other liabilities in the consolidated statement of financial condition.

Key economic assumptions used at the date of securitization in measuring the fair value of the retained interests resulting from securitizations completed during the year ended December 31, 2007 were as follows:

	Residential mortgage-backed and agency mortgage-backed securities
Weighted-average life (in years)	7.3
Prepayment rate (in rate per annum)(1)	0.0%-30.0%
Cash flow discount rate (in rate per annum)(2)	4.1%-25.8%
Expected credit losses (in rate per annum)	0.0%-13.3%

(1) The Company utilizes the constant prepayment rate assumptions.

(2) The rate is based on the weighted average yield on the retained interest.

6. Transfers of Financial Assets (Continued)

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2007, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

	Residential mortgage-backed and agency mortgage-backed securities
	(Dollars in millions)
Fair value of retained interests	$ 610
Weighted-average life (in years)	4.6
Prepayment rate (in rate per annum)(1)	0.5%-25.0%
Impact on fair value of 10% adverse change	$ (8)
Impact on fair value of 20% adverse change	$ (16)
Cash flow discount rate (in rate per annum)(2)	8.2%
Impact on fair value of 10% adverse change	$ (11)
Impact on fair value of 20% adverse change	$ (22)
Expected credit losses (in rate per annum)(3)	0.1%
Impact on fair value of 10% adverse change	$ (4)
Impact on fair value of 20% adverse change	$ (9)

(1) The Company utilizes the constant prepayment rate assumptions.

(2) The rate is based on the weighted average yield on the retained interest.

(3) As of December 31, 2007, a substantial portion of the residential mortgage retained interests were investment grade and are therefore generally not subject to significant adverse credit losses.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which may magnify or counteract the sensitivities.

Variable Interest Entities

The Company has variable interests in several CDO VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are typically structured to use QSPEs, which are not consolidated in the Company's statement of financial condition.

The Company has consolidated VIEs for which it is the primary beneficiary. As of December 31, 2007, the Company recorded $1.3 billion in financial instruments owned in the consolidated statement of financial condition, representing the carrying amount of the consolidated assets of these VIEs that are collateral for the VIE obligations. The beneficial interests of these consolidated VIEs are payable solely from

6. Transfers of Financial Assets (Continued)

the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Company in the event of default.

The Company holds significant debt and equity interests in CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of December 31, 2007 were $5.1 billion. The Company's maximum exposure to loss on significant debt and equity interest in CDO VIEs as of December 31, 2007 was $51 million, which was the amount carried at fair value in financial instruments owned.

7. Derivatives Contracts

The Company uses derivatives contracts for trading and hedging purposes and to provide products for clients. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily for U.S. Government and agencies, corporate debt, mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

7. Derivatives Contracts (Continued)

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of equity, credit default and total return swaps. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Total return swaps are contractual agreements where one counterparty agrees to pay the other counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows such as London Interbank Offered Rate ("LIBOR"). Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2007 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 1,174	$ 893
Forward contracts	2,751	2,916
Swaps	8	137
Impact of netting[1]	(8)	(8)
Total derivatives	$ 3,925	$ 3,938

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment related to the counterparty nettings.

These assets and liabilities are included as derivatives contracts in financial instruments owned and sold not yet purchased, respectively, in the consolidated statement of financial condition. Assets and liabilities related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

8. Goodwill and Identifiable Intangible Assets

As of December 31, 2007, the Company had $513 million of goodwill. In 2007, the Company recorded $10 million in goodwill for its 2003 acquisition of Volaris Advisors.

As of December 31, 2007, the Company had intangible assets of $25 million, net of accumulated amortization of $9 million, which are included in other assets and deferred amounts in the consolidated

8. Goodwill and Identifiable Intangible Assets (Continued)

statement of financial condition. Intangible assets included $7 million of identifiable intangible assets as of December 31, 2007. Identifiable intangible assets consisted primarily of client relationships, which are amortized over useful lives ranging from 20 to 21 years. Included in intangible assets as of December 31, 2007, are mortgage servicing rights of $17 million which are carried at fair value.

Intangible assets included $1 million of indefinite-lived intangible assets as of December 31, 2007. Indefinite-lived intangible assets consisted of trademarks, which are not amortized over a useful life but rather are reviewed annually for impairment.

9. Subordinated and Other Long-Term Borrowings

As of December 31, 2007, the Company's outstanding subordinated borrowings were as follows:

		(In millions)
Subordinated Debt Agreement:		
Due September 30, 2016	$	6,000
Due May 31, 2016		2,700
Equity Subordinated Agreement:		
Due April 30, 2011		1,500
Total subordinated borrowings		10,200
Other long-term borrowings 5.0%-10.0%, due various dates through 2052[(1)]		753
Total long-term borrowings	$	10,953

(1) Represents the long term borrowings in those CDO and other VIEs consolidated under FIN 46.

The Company has two subordinated debt agreements with the Parent Company totaling $8.7 billion, one agreement for $2.7 billion maturing on May 31, 2016 and one agreement for $6.0 billion maturing on September 30, 2016. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its long-term borrowings. The weighted average effective interest rate for these subordinated borrowings as of December 31, 2007 was 5.4%.

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

10. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2007:

Twelve months ending December 31,	(In millions)
2008	$ 57
2009	57
2010	54
2011	55
2012	57
Thereafter	217
Total[(1)]	$ 497

(1) Excludes sublease revenue of $8 million and executory costs such as insurance, maintenance and taxes of $173 million.

The following table sets forth the Company's commitments, including the current portion as of December 31, 2007:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby resale agreements[(1)]	$ 1,500	$ 100	$ —	$ 771	$ 2,371
Forward agreements[(2)]	12,028	—	—	—	12,028
Total commitments	$ 13,528	$ 100	$ —	$ 771	$ 14,399

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $881 million in outstanding standby letters of credit as of December 31, 2007, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2007. For information about certain of the Company's additional commitments, see Note 11.

11. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain

11. Guarantees (Continued)

exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2007 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts
			(In millions)			
Derivatives	$ 2,866	$ 279	$ 53	$ 65	$ 3,263	$ 11
Total guarantees	$ 2,866	$ 279	$ 53	$ 65	$ 3,263	$ 11

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure.

FIN 45 does not require disclosures about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instrument at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the above table. These amounts were determined by using notional values and represent the obligations of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Note 7.

11. Guarantees (Continued)

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

12. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2007, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

13. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission (the "SEC") and the Commodities Futures Trading Commission ("CFTC"). Under the alternative method permitted by SEC rule 15c3-1, the required net capital may not be less than the greater of 2% of aggregate debit balances arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions

13. Net Capital Requirements (Continued)

carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. As of December 31, 2007, the Company's net capital of approximately $4.7 billion was 57.2% of aggregate debit balances and in excess of the minimum requirement by approximately $4.5 billion.

14. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2007, cash and securities aggregating $3.3 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2007, the Company segregated U.S. Treasury securities aggregating $2.6 billion on behalf of introducing broker-dealers.

In addition, the Company segregated U.S. Treasury securities with a market value of $8.5 billion as of December 31, 2007 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

15. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company's measurement date is September 30 for its pension and other post-retirement plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

15. Employee Benefit Plans (Continued)

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches a portion of the employee's contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Post-retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2007, the aggregate accumulated postretirement benefit obligation was $128 million.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2007 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Prepaid asset (accrued benefit liability)	$ 65	$ (167)
Accumulated other comprehensive loss	118	55
Net amount recognized	$ 183	$ (112)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive as of December 31, 2007:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ 2	$ (12)
Losses	116	67
	$ 118	$ 55

15. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is September 30, 2007:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 760	$ 150
Service cost	17	2
Interest cost	43	10
Assumption change	(41)	(1)
Actuarial loss	3	15
Benefits paid	(31)	(9)
Projected benefit obligation as of the end of period	$ 751	$ 167
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 740	$ —
Actual return on plan assets	107	—
Employer contributions	—	9
Benefits paid	(31)	(9)
Fair value of assets as of the end of period	$ 816	$ —

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2008	$ 41	$ 10
2009	43	11
2010	45	12
2011	46	12
2012	48	12
Years 2013-2017	262	64

15. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents on a weighted average basis the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended September 30, 2007:

	For the Year Ended September 30, 2007
Qualified Plan	
Discount rate	5.75%
Rate of compensation increase	4.25%
Expected rate of return(1)	7.50%
Supplemental Plan and Other Plans	
Discount rate	5.75%
Rate of compensation increase	4.25%
Expected rate of return	N/A

(1) The expected long-term rate of return on plan assets assumption is based on historical real rates of return of the various asset classes, weighted based on the target asset allocation percentages for each major category of plan assets. The anticipated inflation rate is added to these historical real rates of return to arrive at the expected long-term rate of return on plan assets assumption.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of September 30, 2007 were:

	2007
Projected benefit obligation	
Discount rate	6.15%
Rate of compensation increase	4.25%
Projected health-care postretirement benefit obligation	
Discount rate	6.15%
Rate of compensation increase	N/A

15. Employee Benefit Plans (Continued)

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2007, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at September 30, 2007			
Initial health-care trend rate	8.0%	9.8%	11.3%
Ultimate health-care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2013	2013	2013
Cost - Assumed Health-Care Trend Rates at Beginning of Year			
Initial health care trend rate	9.0%	11.0%	12.5%
Ultimate health care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2013	2013	2013

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 17	$ (16)
Effect on total of service and interest costs for year	$ 1	$ (1)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 30% in domestic equities; 20% in international equities; 24% in fixed income securities; 10% in real estate; 15% in alternate investments (primarily hedge funds); and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of September 30, 2007 by type of asset:

	Qualified 2007
Asset Allocation:	
Equity securities	52%
Fixed income securities	22
Real estate	10
Cash and alternative investments	16
Total	100%

16. Deferred Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, there was no impact on January 1, 2007 in accumulated earnings.

The balance of interest and penalties that has been accrued was approximately $32 million as of December 31, 2007, net of any tax benefit associated with the payment of these amounts.

As of December 31, 2007, the total amount of unrecognized tax benefits was $125 million and, if recognized, $111 million would affect the effective tax rate.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2007. The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 1993 and forward. The Company has proposed settlements of its existing New York City tax audit. If accepted, the Company does not anticipate that such settlements would result in a material change to its financial statements.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

		(In millions)
Deferred tax assets:		
Inventory	$	57
Investments		36
Other liabilities and accrued expenses, primarily compensation and benefits		1,802
Total deferred tax assets		1,895
Deferred tax liabilities:		
Inventory		(33)
Investments		(31)
Other		(256)
Total deferred tax liabilities		(320)
Net deferred tax asset	$	1,575

The net deferred tax asset as of December 31, 2007 was $1.6 billion. As of December 31, 2007, the state and local deferred tax asset was $309 million which represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset of $1.3 billion which was settled through the intercompany accounts was included in other liabilities in the consolidated statement of financial condition.

16. Deferred Taxes (Continued)

The increase in the state and local deferred tax asset and the release of the state and local deferred tax asset valuation allowance of $41 million was due to changes in assessment of certain state and local tax positions. The Company has determined that the realization of the recognized deferred tax assets as of December 31, 2007 is more likely than not based on anticipated future taxable income. In addition, the Company has planning strategies available that enhance its ability to utilize these tax benefits.

17. Legal Proceedings

The Company has provided reserves for litigation, claims and proceedings involving the Company in accordance with SFAS No. 5, "Accounting for Contingencies." The reserve for private litigation involving Enron, certain initial public offering allocation practices, research analyst independence and other related litigation was $892 million after the application of settlements as of December 31, 2007.

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Company intends to defend itself vigorously in these matters, litigating or settling when determined by management to be in the best interests of the Company.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated statement of financial condition, management makes estimates regarding the outcome of these matters and records a reserve with respect to such matters that are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further litigation charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Required by SEC rule 17a-5(g)((1) and CFTC Regulation 1.16

Member of
Credit Suisse Securities (USA) LLC

In planning and performing our audit of the consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries ("the Company"), a wholly owned subsidiary of Credit Suisse (USA) Inc., as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including

KPMG

consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be

material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statement of Credit Suisse Securities (USA) LLC and Subsidiaries as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 20, 2008.

- As of December 31, 2007, the controls over the valuation of certain ABS positions in the CDO trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. The Company's price testing of these positions included modeling techniques that failed to adequately value these positions. This resulted in adjustments to the Company's December 31, 2007 FOCUS report. As a result of this material weakness in internal control, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York

March 20, 2008

END